November 6, 2024

Todd Koetje
Chief Financial Officer
Cable One, Inc.
210 E. Earll Drive
Phoenix, Arizona 85012

       Re: Cable One, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response Dated September 30, 2024
           File No. 001-36863
Dear Todd Koetje:

        We have reviewed your September 30, 2024, response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
30, 2024, letter.

Form 10-K for the Fiscal year Ended December 31, 2023
Note 6. Equity Investments, page F-21

1. We note in your response to prior comment 1, and your determination that Clearwave
       Fiber is not a variable interest entity based on the conditions in ASC 810-10-15-14. In regard to having both criteria present under ASC 810-10-15-14(c), it appears
       Clearwave Fiber meets the first criteria as the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity. As to the second criteria, please expand your analysis to help us understand how you determined that substantially all of the activities of Clearwave Fiber do not either involve or are conducted on behalf of the investor that has disproportionately few voting rights.
 November 6, 2024
Page 2

Note 8. Goodwill and Intangible Assets, page F-24

2. We note your response to prior comment 2. In regard to your response to paragraph
       24(d) of ASC 350-30-35, you state,    The Company   s long-lived asset
groups exist at
       the cable system level." Please tell us how you identified the asset group as defined by ASC 360-10-20. Furthermore, describe the circumstances which would move you to identify long-lived asset groups at a lower level than the "cable system level" and tell us what that lower level would be. See also ASC 360-10-35-23.
3. Regarding your consideration of the guidance in ASC 350-30-35-24(e), we note the franchise agreements "allow for the provision of cable services to a population within a defined geographic area for a designated period of time and provide for perpetual renewals at nominal cost." While the franchise agreements are similar in their nature, it is unclear why this similarity alone supports a conclusion that there are no factors that might limit the useful economic life of one of the franchise agreements and not similarly limit the useful economic lives of other franchise agreements. Please identify the geographic areas covered by each of your franchise agreements and explain to us how the economic environments are similar. Tell us about the competitive environments, the cost of living, demographic trends, changes in the number of customers, the political and regulatory environments. Tell us about the trends in revenues earned in these areas and if they are all experiencing similar growth. Explain to us the cost of doing business in each area and tell us how they are similar.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology